SPROTT ANNOUNCES FIRST QUARTER 2023 RESULTS
TORONTO, ON - May 5, 2023 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the quarter ended March 31, 2023.
Management commentary
"Sprott's Assets Under Management closed at a record high of $25.4 billion as of March 31, 2023," said Whitney George, CEO of Sprott. "During the quarter, we benefited from approximately $1 billion in net sales in our private strategies and exchange listed products, as well as strong market value appreciation across the majority of our fund products. Looking ahead, we are confident that our positioning in precious metals and energy transition investments will continue to serve our clients and shareholders well as a global realignment of supply chains and critical mineral production unfolds over the coming years."

Financial highlights1
Key Assets Under Management ("AUM") highlights
•AUM was $25.4 billion as at March 31, 2023, up $1.9 billion (8%) from December 31, 2022. On a three months ended basis, we benefited from strong market value appreciation across the majority of our fund products and strong inflows to our private strategies and exchange listed products.
Key revenue highlights
•Management fees were $31.4 million in the quarter, up $4.3 million (16%) from the quarter ended March 31, 2022. Carried interest and performance fees were $Nil in the quarter, down $2 million from the quarter ended March 31, 2022. Net fees were $28.7 million in the quarter, up $3.2 million (13%) from the quarter ended March 31, 2022. Our revenue performance was primarily due to higher average AUM given market value appreciation and inflows in our exchange listed products and private strategies segments. These increases were partially offset by lower average AUM in our managed equities segment and the lack of carried interest crystallization in our private strategies segment.
•Commission revenues were $4.8 million in the quarter, down $8.3 million (63%) from the quarter ended March 31, 2022. Net commissions were $2.4 million in the quarter, down $4.2 million (64%) from the quarter ended March 31, 2022. Lower commissions were due to weaker mining equity origination activity in our former brokerage segment and slower at-the-market ("ATM") activity in our physical uranium trust.
•Finance income was $1.2 million in the quarter, down $0.3 million (18%) from the quarter ended March 31, 2022. We experienced lower income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense highlights
•Net compensation expense was $14.9 million in the quarter, down $0.8 million (5%) from the quarter ended March 31, 2022. The decrease was due to lower long-term incentive plan ("LTIP") amortization, lower salaries and lower incentive compensation.
•SG&A was $4.3 million in the quarter, up $0.8 million (24%) from the quarter ended March 31, 2022. The increase was mainly due to higher technology and marketing costs.
Earnings summary
•Net income was $7.6 million ($0.30 per share) in the quarter, up 18% or $1.2 million ($0.04 per share) from the quarter ended March 31, 2022. Net income benefited from higher net management fees on improved average AUM of exchange listed and private strategies products and good market value appreciation of our co-investments.
•Adjusted base EBITDA was $17.3 million ($0.68 per share) in the quarter, down 5%, or $0.9 million ($0.05 per share) from the quarter ended March 31, 2022. First quarter adjusted base EBITDA was negatively impacted by lower commission income on a combination of weaker mining equity origination activity in our former brokerage segment and slower ATM activity in our physical uranium trust. However, net fee growth from our core AUM was strong during the quarter. We anticipate this trend continuing throughout the remainder of the year, eventually leading to net fee growth more than offsetting the loss of transaction-based income from our former brokerage segment.
Subsequent events
•On May 4, 2023, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.
•Subsequent to quarter end, on April 28, 2023, we completed the sale of our Canadian broker-dealer operations to its management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). The impact of this change will be immaterial to our future earnings and cash flows but moderately positive to our consolidated operating margin as a greater proportion of our consolidated earnings will now arise from our core precious metals and energy transition materials product and service offerings. These core offerings have materially larger and more predictable revenue streams and also yield higher operating margins than our Canadian broker-dealer. In 2022, the Canadian broker-dealer contributed less than 5% and 4% to our consolidated net income and adjusted base EBITDA, respectively, and yielded an operating margin of less than 39% compared to our consolidated total operating margin of 57% over the same time period. The transition away from transaction-based businesses will also free up more capital to reinvest into our core precious metals and energy transition materials product and service offerings.
1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Supplemental financial information
Please refer to the March 31, 2023 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at March 31, 2023 and the company's financial performance for the three months ended March 31, 2023.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Dec. 31, 2022	Net inflows (1)	Market value changes	Other (2)	AUM Mar. 31, 2023	Blended net management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,746	(2)	447	—	6,191	0.35%
- Physical Gold and Silver Trust	3,998	—	211	—	4,209	0.40%
- Physical Silver Trust	4,091	67	23	—	4,181	0.45%
- Physical Uranium Trust	2,876	141	134	—	3,151	0.30%
- Physical Platinum & Palladium Trust	138	3	(18)	—	123	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	857	103	(25)	—	935	0.61%
- Precious Metals ETFs	349	1	51	—	401	0.34%
	18,055	313	823	—	19,191	0.39%

Managed equities
- Precious metals strategies	1,721	7	136	—	1,864	0.90%
- Other (4)	1,032	(9)	109	—	1,132	1.22%
	2,753	(2)	245	—	2,996	1.02%

Private strategies	1,880	700	(55)	(43)	2,482	0.81%

Core AUM	22,688	1,011	1,013	(43)	24,669	0.50%

Non-core AUM (5)	745	(26)	(11)	—	708	0.51%

Total AUM (6)	23,433	985	1,002	(43)	25,377	0.50%
(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) This AUM is related to our legacy asset management business in Korea, which accounts for 2.8% of total AUM and 1% of consolidated net income and EBITDA.
(6) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Summary income statements
Management fees	31,434	28,405	29,158	30,620	27,172	27,783	28,612	25,062
Trailer, sub-advisor and fund expenses	(1,554)	(1,204)	(1,278)	(1,258)	(853)	(872)	(637)	(552)
Direct payouts	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)
Carried interest and performance fees	—	1,219	—	—	2,046	4,298	—	—
Carried interest and performance fee payouts - internal	—	(567)	—	—	(1,029)	(2,516)	—	(126)
Carried interest and performance fee payouts - external (1)	—	(121)	—	—	(476)	(790)	—	—
Net fees	28,693	26,618	26,759	28,090	25,476	26,536	26,083	23,186

Commissions	4,784	5,027	6,101	6,458	13,077	14,153	11,273	7,377
Commission expense - internal	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)
Commission expense - external (1)	(642)	(585)	(476)	(978)	(3,310)	(3,016)	(2,382)	(49)
Net commissions	2,415	2,863	3,240	3,446	6,633	7,009	5,802	4,292

Finance income	1,180	1,439	933	1,186	1,433	788	567	932
Gain (loss) on investments	1,958	(930)	45	(7,884)	(1,473)	(43)	310	2,502
Other income	1,250	999	(227)	170	208	313	529	438
Total net revenues	35,496	30,989	30,750	25,008	32,277	34,603	33,291	31,350

Compensation	19,103	17,030	18,934	19,364	21,789	20,632	18,001	15,452
Direct payouts	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)
Carried interest and performance fee payouts - internal	—	(567)	—	—	(1,029)	(2,516)	—	(126)
Commission expense - internal	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)
Severance, new hire accruals and other	(1,257)	(1,240)	(1,349)	(2,113)	(514)	(187)	(207)	(293)
Net compensation	14,932	12,530	14,079	13,945	15,728	12,434	12,813	10,799

Severance, new hire accruals and other (2)	1,257	1,240	1,349	2,113	514	187	207	293
Selling, general and administrative	4,267	4,080	4,239	4,221	3,438	4,172	3,682	3,492
Interest expense	1,247	1,076	884	483	480	239	312	260
Depreciation and amortization	706	710	710	959	976	1,136	1,134	1,165
Other expenses	2,824	1,650	5,697	868	1,976	2,910	3,875	876
Total expenses	25,233	21,286	26,958	22,589	23,112	21,078	22,023	16,885

Net income	7,638	7,331	3,071	757	6,473	10,171	8,718	11,075
Net Income per share	0.30	0.29	0.12	0.03	0.26	0.41	0.35	0.44
Adjusted base EBITDA	17,321	18,083	16,837	17,909	18,173	17,705	16,713	15,050
Adjusted base EBITDA per share	0.68	0.72	0.67	0.71	0.73	0.71	0.67	0.60
Operating margin	57%	59%	55%	55%	57%	55%	52%	52%

Summary balance sheet
Total assets	386,765	383,748	375,386	376,128	380,843	365,873	375,819	361,121
Total liabilities	108,106	106,477	103,972	89,264	83,584	74,654	84,231	64,081

Total AUM	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106
Average AUM	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the 2023 amount is compensation and other transition payments to the former CEO.

Schedule 3 - EBITDA reconciliation

	3 months ended

(in thousands $)	Mar. 31, 2023	Mar. 31, 2022

Net income for the period	7,638	6,473
Adjustments:
Interest expense	1,247	480
Provision for income taxes	2,625	2,692
Depreciation and amortization	706	976
EBITDA	12,216	10,621
Other adjustments:
(Gain) loss on investments (1)	(1,958)	1,473
Amortization of stock based compensation	3,664	4,177
Other expenses (2)	3,399	2,443
Adjusted EBITDA	17,321	18,714

Other adjustments:
Carried interest and performance fees	—	(2,046)
Carried interest and performance fee payouts - internal	—	1,029
Carried interest and performance fee payouts - external	—	476
Adjusted base EBITDA	17,321	18,173
Operating margin (3)	57%	57%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $1.3 million severance, new hire accruals and other for the three months ended March 31, 2023 ($0.5 million for the three months ended March 31, 2022). This reconciliation line excludes income attributable to non-controlling interest of $0.7 million for the three months ended March 31, 2023 (nominal for the three months ended March 31, 2022).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Termination of Dividend Reinvestment Plan
The Corporation also announced today that its board of directors has authorized the termination of the Corporation’s Dividend Reinvestment Plan (the “DRIP”) effective June 1, 2023, being the day following the payment date of the Corporation’s first quarter 2023 dividend, as a result of nominal DRIP participation over the past number of years. The administrator of the DRIP will forward a notice and related documentation to all current DRIP participants in the coming days. As a result of its termination, the DRIP will not be available in connection with any dividend payable after May 31, 2023. All participants will be issued a share certificate or DRS advice for any whole common shares held for a participant’s account under the DRIP and a payment by cheque for any fraction of a common share (based on the closing price per common share on the Toronto Stock Exchange), all in accordance with the terms of the DRIP.

Conference Call and Webcast

A webcast will be held today, May 5, 2023 at 10:00 am ET to discuss the Company's financial results. To listen to the webcast, please register at
https://edge.media-server.com/mmc/p/x4wyc6no

Please note, analysts who cover the Company should register at https://register.vevent.com/register/BI4c1a3f5693f1434dac931776c94119c0

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, operating margins and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.
EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margins
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements
Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our confidence that our positioning in precious metals and energy transition investments will continue to serve our clients and shareholders well; (ii) that net fee growth from our core AUM was strong during the quarter and we anticipate this trend continuing throughout the remainder of the year, eventually leading to net fee growth more than offsetting the loss of transaction-based income from our former brokerage segment; (iii) that the transition away from transaction-based businesses will also free up more capital to reinvest into our core precious metals and energy transition materials product and service offerings; and (iv) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended March 31, 2023. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 23, 2023; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended March 31, 2023. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and Connecticut and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Managing Partner
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com